Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

INSIDE INFORMATION

QUARTER AND FULL YEAR

UNAUDITED FINANCIAL RESULTS ENDED

DECEMBER 31, 2024

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

MINISO Group Holding Limited (“MINISO” or the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months and full year ended December 31, 2024.

The Company is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months and full year ended December 31, 2024 published in accordance with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”).

Attached hereto as Schedule I is the full text of the press release issued by the Company on March 21, 2025 (Eastern Standard Time), in relation to the unaudited financial results for the three months and full year ended December 31, 2024, some of which may constitute material inside information of the Company.

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the SEC and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this announcement and in the attachments is as of the date of this announcement, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

The Company’s shareholders and potential investors are advised not to place undue reliance on the unaudited financial results for the three months and full year ended December 31, 2024 and to exercise caution in dealing in securities in the Company.

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, March 21, 2025

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

SCHEDULE I

MINISO Group Announces December Quarter and Full Year of 2024 Unaudited Financial Results

Diluted EPS and Adjusted Diluted EPS Up 16.7% and 16.0% respectively in 2024

Gross Margin Hit A Record High of 44.9% in 2024, Powered by Eight-Consecutive-

Quarter Growth

Overseas MINISO Stores Achieved Milestone of 3,000

Net New Stores of MINISO Group Over 1,200

Returned RMB1,574.5 Million to Shareholders in 2024

GUANGZHOU, China, March 21, 2025/PRNewswire/－ MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of trendy lifestyle products featuring IP design, today announced its unaudited financial results for the quarter and the full year ended December 31, 2024 (the “December Quarter” and the “Full Year”, respectively).

Full Year Financial Highlights

•	Revenue increased 22.8% year over year to RMB16,994.0 million (US$2,328.2 million).

•	Gross profit increased 34.0% year over year to RMB7,637.1 million (US$1,046.3 million).

•	Gross margin was 44.9%, compared to 41.2% in 2023.

•	Operating profit increased 17.6% year over year to RMB3,315.8 million (US$454.3 million).

•	Profit for the period increased 15.9% year over year to RMB2,635.4 million (US$361.1 million).

•	Adjusted net profit(1) increased 15.4% year over year to RMB2,720.6 million (US$372.7 million).

•	Adjusted net margin(1) was 16.0%, compared to 17.0% in 2023.

•	Adjusted EBITDA(1) increased 21.4% year over year to RMB4,334.3 million (US$593.8 million).

•	Adjusted EBITDA margin(1) was 25.5%, compared to 25.8% in 2023.

•	Adjusted basic earnings per ADS(1) was RMB8.72 (US$1.19), representing an increase of 16.0% year over year.

•	Adjusted diluted earnings per ADS(1) was RMB8.68 (US$1.19), representing an increase of 16.0% year over year.

•	Cash position(2) was RMB6,698.1 million (US$917.6 million) as of December 31, 2024, compared to RMB6,887.0 million as of December 31, 2023.

•	Net cash from operating activities was RMB2,168.3 million (US$297.1 million). Capital expenditure was RMB762.5 million (US$104.5 million) and free cash flow was RMB1,405.8 million (US$192.6 million) for the Full Year.

•	Returned RMB1,574.5 million to shareholders in 2024 through RMB1,244.3 million in cash dividends and RMB330.2 million in share repurchases.

Operational Highlights

•	Total number of stores on group level was 7,780 as of December 31, 2024, an increase of 1,219 net new stores in the Full Year.

•	Number of MINISO stores was 7,504 as of December 31, 2024, with an opening of 1,091 net new stores in the Full Year.

•	Number of MINISO stores in mainland China was 4,386 as of December 31, 2024, with an opening of 460 net new stores in the Full Year.

•	Number of MINISO stores in overseas markets achieved 3,000-store milestone, reaching 3,118 as of December 31, 2024, with an opening of 631 net new stores in the Full Year.

•	Number of TOP TOY stores was 276 as of December 31, 2024, with a record opening of total 128 net new stores in the Full Year. TOP TOY has also begun to expand into overseas markets since December Quarter. This strategic move aligns with the Company’s plan to expand globally and strengthen its brand presence.

Notes:

(1)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

(2)	“Cash position” refers to the combined balance of the Company’s cash and cash equivalents, restricted cash, term deposits with original maturity over three months, and other investments recorded as current assets.

The following table provides a breakdown of the Company’s store network and its growth. The directly operated stores of the Company have doubled from a year ago. For the Full Year, the Company had a net increase of 290 directly operated stores, more than 90% of which were located in overseas markets.

	As of
	December 31, 2023	December 31, 2024	YoY
Number of stores on group level	6,561	7,780	1,219
Number of MINISO stores(1)	6,413	7,504	1,091
Mainland China	3,926	4,386	460
– Directly operated stores	26	25	(1)
– Third-party stores	3,900	4,361	461
Overseas	2,487	3,118	631
– Directly operated stores	238	503	265
– Third-party stores	2,249	2,615	366
Number of TOP TOY stores(2)	148	276	128
– Directly operated stores	14	40	26
– Third-party stores	134	236	102

Notes:

(1)	“MINISO stores” refers to the offline stores operated under the “MINISO” brand, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model and the distributor model.

(2)	“TOP TOY stores” refers to the offline stores operated under the “TOP TOY” brand, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model.

Mr. Guofu Ye, Founder, Chairman, and CEO of MINISO, commented, “We capped off a remarkable 2024 with another quarter of solid operating and financial performance, achieving a record high revenue of around RMB17.0 billion in the Full Year. Revenue from MINISO brand in mainland China in December Quarter accelerated from September quarter. In retrospect of the Full Year, the year-over-year growth of revenue from MINISO brand in mainland China was 10.9%, sustaining a double-digit year-over-year growth on the basis of 36.2% year-over year growth in 2023. Overseas markets remained strong momentum with year-over-year revenue growth of 41.9% from MINISO brand in overseas markets in the Full Year. Notably, compound annual growth rate of revenue from MINISO brand in overseas markets exceeds 40% from 2021 to 2024. Overseas revenue contribution under MINISO brand climbed to 39.4% this year, underscoring higher growth potential and the flexibility unlocked by our globalization strategy.

In 2024, we added a record 1,200 net new stores globally, surpassing both our initial expectations and our previous record of net new stores created in 2023. Our global footprint expansion accelerated this year, as evidenced by the fact that store opening in overseas markets outpaced domestic markets and the fastest store opening pace in overseas markets ever, celebrating a milestone of 3,000 overseas MINISO stores as at the end of 2024.”

“2024 marked a pivotal year as we immersed ourselves in globalization strategy and evolved as a “Super Brand”. MINISO Group insists on interest-driven consumption, IP product innovation, and globalization strategy. We are well positioned to capture opportunities during retail transformation and exert influences on IP cooperation, product innovation and consumption experience. We will solidify MINISO’s leadership in the global retailing industry, propelling ourselves toward our vision to become the world’s No.1 IP design retail group.” Mr. Ye continued.

Mr. Eason Zhang, CFO of MINISO, commented, “2024 has marked the first full fiscal year we disclosed since the change of year end. Thanks to our solid execution of IP and globalization strategies, gross margin on the group level has climbed for eight consecutive quarters, marking both quarterly and annual records. Adjusted diluted EPS grew 16.0% year over year. Adjusted net profit grew 15.4% year over year to RMB2.72 billion, with adjusted net profit margin of 16.0%. Our cash position was RMB6.7 billion as of the end of 2024. Dividends paid to the shareholders and share repurchases in 2024 were RMB1.6 billion, compared with RMB1.0 billion in 2023. We would like to express sincere gratitude to our shareholders and were thrilled to announce a final dividend in the amount of around RMB0.74 billion, which was approximately 50% of the adjusted net profit generated in the second half of 2024, payable in April.

It is worth highlighting that MINISO Group managed to achieve ESG MSCI rating improvements for three consecutive years and obtain MSCI “AA” rating with top-tier performance in multiple topics. Moving forward, we will continue to implement sustainable development into our daily operation, adhere to longtermism and stick to balanced capital allocation strategy as we focus on delivering more sustainable, stable and foreseeable returns to our shareholders.”

“Looking into 2025, we are optimistic about top-line acceleration given current market dynamics and solid execution of growth initiatives. We will prioritize same-store sales growth and improve sales per square meter through further optimizing store layouts, refining assortments, etc. Meanwhile, we aim to improve store economics through various measures including disciplined spending. Combined with continuous gross margin expansion, we strive to maintain a reasonable and healthy profit margin over the long term.” Mr. Zhang concluded.

Recent Developments

Dividend Declaration

On March 21, 2025, the Board approved the distribution of a final cash dividend in the amount of US$0.3268 per American Depositary Share (the “ADS”) or US$0.0817 per ordinary share, to holders of ADSs and ordinary shares of record as of the close of business on April 8, 2025, New York Time and Beijing/Hong Kong Time, respectively. The ex-dividend date for holders of ordinary shares in Hong Kong will be April 7, 2025; and the ex-dividend date for holders of ADSs will be April 8, 2025. The payment date is expected to be on April 17, 2025 for holders of ordinary shares and around April 23, 2025 for holders of ADSs. The aggregate amount of cash dividend to be paid is approximately US$101.3 million (RMB739.4 million) at an exchange rate of RMB7.2993 to US$1.0000), which is approximately 50% of the Company’s adjusted net profit for the six months ended December 31, 2024 and will be distributed from additional paid-in capital and settled by a cash distribution.

For holders of ordinary shares, in order to qualify for the final dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 P.M on April 8, 2025 (Beijing/Hong Kong Time).

Extension of the Share Repurchase Program

On August 30, 2024, the Board authorized a share repurchase program under which the Company may repurchase up to HKD2 billion in value of its outstanding ordinary shares and/or ADSs representing its ordinary shares over a period of 12 months starting from the approval date. On March 21, 2025, the Board authorized and approved for an extension of the duration of the share repurchase program to be valid until June 30, 2026.

Financial Results for the Full Year

Revenue was RMB16,994.0 million (US$2,328.2 million), representing an increase of 22.8% year over year, primarily driven by an 18.3% year-over-year increase in average store count.

Revenue from MINISO brand increased by 22.0% to RMB16,002.6 million (US$2,192.3 million), driven by (i) an increase of 10.9% in revenue from MINISO brand in mainland China, and (ii) an increase of 41.9% in revenue from MINISO brand in overseas markets. The year-over-year increase was primarily due to an increase of 21.8% in average store count, coupled with a mid-single digit same-store sales growth of MINISO overseas markets. The overseas revenue contributed 41.7% of revenue from MINISO brand, compared to 35.9% in 2023.

Revenue from TOP TOY brand increased by 44.7% to RMB983.5 million (US$134.7 million), primarily powered by a low-single digit same-store sales growth and a rapid growth in average store counts.

For more information on the composition and year-over-year change of revenue, please refer to the “Unaudited Additional Information” in this press release.

Cost of sales was RMB9,357.0 million (US$1,281.9 million), representing an increase of 14.9% year over year.

Gross profit was RMB7,637.1 million (US$1,046.3 million), representing an increase of 34.0% year over year.

Gross margin reached historical high of 44.9%, representing an increase of 3.7 percentage points. The year-over-year increase in gross margin was primarily due to (i) higher revenue contribution from overseas directly operated markets which accounted for 56.7% of revenue from MINISO brand in overseas markets, compared to 48.4% in 2023 on a comparable basis(1), (ii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Other income was RMB21.6 million (US$3.0 million), compared to RMB22.6 million in 2023.

Selling and distribution expenses were RMB3,519.5 million (US$482.2 million), increased by 54.3% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB3,506.1 million (US$480.3 million), increased by 58.5% year over year. The year-over-year increase was mainly attributable to the Company’s investments into directly operated stores to pursue the future success of the Company’s business, especially in strategic overseas markets such as the U.S. market. As of December 31, 2024, total number of directly operated stores in overseas markets was 505, doubling such figure compared to a year ago. In the Full Year, revenue from directly operated stores has also doubled, while related expenses including rental and related expenses, depreciation and amortization expenses together with payroll excluding share-based compensation expenses increased 72.2%. Promotion and advertising expenses increased 37.7% in the Full Year, as a percentage of revenue stabilizing at around 3% in both comparative periods. Licensing expenses increased 29.2%, as a percentage of revenue stabilizing at around 2% in both comparative periods. Logistics expenses increased 51.0%, mainly reflecting the rising freight costs caused by the tension in international shipping.

General and administrative expenses were RMB931.7 million (US$127.6 million), increased by 37.5% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB859.9 million (US$117.8 million), increased by 29.4% year over year. The year-over-year increase was primarily due to the increase of personnel-related expenses in relation to the growth of the Company’s business.

Other net income was RMB114.7 million (US$15.7 million), compared to RMB62.4 million in 2023. The year-over-year increase was mainly due to an increase in investment income in wealth management products, and an increase in fair value of an investment, partially offset by a net foreign exchange loss.

Operating profit was RMB3,315.8 million (US$454.3 million), representing an increase of 17.6% year over year.

Net finance income was RMB25.8 million (US$3.5 million), compared to RMB161.0 million in 2023. The year-over-year decrease was mainly due to a decrease in interest income as a result of lower interest rate and reduced bank deposits principal as the Company reallocated certain resources to wealth management products, coupled with an increase in finance cost due to increased interest expenses on lease liabilities in line with the Company’s investment in directly operated stores.

Profit for the period was RMB2,635.4 million (US$361.1 million), compared to RMB2,274.0 million in 2023, representing an increase of 15.9% year over year.

Adjusted net profit, which represents profit for the period excluding equity-settled share-based payment expenses, was RMB2,720.6 million (US$372.7 million), representing an increase of 15.4% year over year.

Adjusted net margin was 16.0%, compared to 17.0% in 2023.

Adjusted EBITDA increased 21.4% year over year to RMB4,334.3 million (US$593.8 million).

Adjusted EBITDA margin was 25.5%, compared to 25.8% in 2023.

Basic earnings per ADS increased 16.6% year over year to RMB8.44 (US$1.16), compared to RMB7.24 in 2023.

Diluted earnings per ADS increased 16.7% year over year to RMB8.40 (US$1.15), compared to RMB7.20 in 2023.

Adjusted basic earnings per ADS increased 16.0% year over year to RMB8.72 (US$1.19), compared to RMB7.52 in 2023.

Adjusted diluted earnings per ADS increased 16.0% year over year to RMB8.68 (US$1.19), compared to RMB7.48 in 2023.

Cash position, which was the combined balance of the Company’s cash and cash equivalents, restricted cash, term deposits, and other investments recorded as current assets was RMB6,698.1 million (US$917.6 million) as of December 31, 2024, compared to RMB6,887.0 million as of December 31, 2023.

Net cash from operating activities was RMB2,168.3 million (US$297.1 million). Capital expenditure was RMB762.5 million (US$104.5 million) and free cash flow was RMB1,405.8 million (US$192.6 million) for the Full Year.

Financial Results for the December Quarter

Revenue was RMB4,712.7 million (US$645.6 million), representing an increase of 22.7% year over year.

Revenue from MINISO brand increased by 21.3% year over year, driven by (i) an increase of 6.5% in revenue from MINISO brand in mainland China, accelerating from 5.7% year-over-year increase in the September quarter, and (ii) an increase of 42.7% in revenue from MINISO brand in overseas markets. The year-over-year increase in revenue from MINISO brand in overseas markets was driven by an increase of 65.5% in revenue in overseas directly operated markets on a comparable basis(1), and an increase of 17.4% in revenue in overseas distributor markets on a comparable basis(1).

Revenue from TOP TOY brand increased by 50.3% to RMB282.8 million (US$38.7 million).

For more information on the composition and year-over-year change of revenue, please refer to the “Unaudited Additional Information” in this press release.

Cost of sales was RMB2,495.4 million (US$341.9 million), representing an increase of 14.3% year over year.

Gross profit was RMB2,217.3 million (US$303.8 million), representing an increase of 33.8% year over year.

Gross margin was 47.0%, representing a record high with an increase of 3.9 percentage points year over year.

Selling and distribution expenses were RMB1,001.0 million (US$137.1 million), representing an increase of 38.6% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB1,048.3 million (US$143.6 million), representing an increase of 49.6% year over year.

General and administrative expenses were RMB276.9 million (US$37.9 million), representing an increase of 48.0% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB246.8 million (US$33.8 million), representing an increase of 32.8% year over year.

Other net income was RMB36.2 million (US$5.0 million), compared to RMB20.2 million in the same period of 2023. The year-over-year increase was mainly due to an increase in investment income in wealth management products and an increase in fair value of an investment, partially offset by a net foreign exchange loss.

Operating profit was RMB968.4 million (US$132.7 million), representing an increase of 26.5% year over year.

Net finance cost was RMB16.1 million (US$2.2 million), compared to a net finance income of RMB40.9 million in the same period of 2023. The year-over-year decrease was mainly due to a decrease in interest income as a result of lower interest rate and reduced bank deposits principal as the Company reallocated certain resources to wealth management products, coupled with an increase in finance cost due to increased interest expenses on lease liabilities in line with the Company’s investment in directly operated stores.

Profit for the period was RMB809.7 million (US$110.9 million), representing an increase of 27.0% year over year.

Adjusted net profit, which represents profit for the period excluding equity-settled share-based payment expenses, was RMB792.5 million (US$108.6 million), representing an increase of 20.0% year over year.

Adjusted net margin was 16.8%, compared to 17.2% in the same period of 2023.

Adjusted EBITDA was RMB1,227.2 million (US$168.1 million), representing an increase of 23.3% year over year.

Adjusted EBITDA margin was 26.0%, compared to 25.9% in the same period of 2023.

Basic and diluted earnings per ADS were both RMB2.60 (US$0.36) in the December Quarter, representing an increase of 27.5% year over year from RMB2.04 in the same period of 2023.

Adjusted basic and diluted earnings per ADS were both RMB2.56 (US$0.35) in the December Quarter, representing an increase of 20.8% year over year from RMB2.12 in the same period of 2023.

Note:

(1)	“Comparable basis” refers to the basis that excludes the impacts from market transitions from overseas distributor markets to directly operated markets, or vice versa.

Conference Call

The Company’s management will hold an earnings conference call at 5:00 A.M. Eastern Time on Friday, March 21, 2025 (5:00 P.M. Beijing Time on the same day) to discuss the financial results. Simultaneous interpretation in English will be provided during the conference call. The conference call can be accessed by the following Zoom link or dialing the following numbers:

Access 1

Join Zoom meeting.

Zoom link: https://zoom.us/j/99854017108?pwd=M6WgYlz4awEki6bx8Hc777G8qBrQO0.1

Meeting Number: 998 5401 7108

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers with the same meeting number and passcode with access 1.

United States:	+1 689 278 1000 (or +1 719 359 4580)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
United Kingdom:	+44 203 481 5237 (or +44 131 460 1196)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners can also access the meeting through the Company’s investor relations website at https://ir.miniso.com/.

The replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at https://ir.miniso.com/.

About MINISO Group

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2024, which was RMB7.2993 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic and diluted net earnings per share and adjusted basic and diluted net earnings per ADS as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO defines adjusted EBITDA as adjusted net profit plus depreciation and amortization, finance costs and income tax expense. Adjusted EBITDA margin is computed by dividing adjusted EBITDA by revenue for the period. MINISO computes adjusted basic and diluted net earnings per ADS by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per share in the same way as it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, net profit margin, basic and diluted earnings per share and basic and diluted earnings per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measures, please see the table captioned “Reconciliation of Non-IFRS Financial Measures” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contacts:

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at	As at
	December 31, 2023	December 31, 2024
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	769,306	1,436,939	196,860
Right-of-use assets	2,900,860	4,172,083	571,573
Intangible assets	19,554	8,802	1,206
Goodwill	21,643	21,418	2,934
Deferred tax assets	104,130	181,948	24,927
Other investments	90,603	123,399	16,906
Trade and other receivables	135,796	341,288	46,756
Term deposits	100,000	140,183	19,205
Interests in equity-accounted investees	15,783	38,567	5,284

	4,157,675	6,464,627	885,651

Current assets
Other investments	252,866	100,000	13,700
Inventories	1,922,241	2,750,389	376,802
Trade and other receivables	1,518,357	2,207,013	302,360
Cash and cash equivalents	6,415,441	6,328,121	866,949
Restricted cash	7,970	1,026	141
Term deposits	210,759	268,952	36,846

	10,327,634	11,655,501	1,596,798

Total assets	14,485,309	18,120,128	2,482,449

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

(Expressed in thousands)

	As at	As at
	December 31, 2023	December 31, 2024
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
EQUITY
Share capital	95	94	13
Additional paid-in capital	6,331,375	4,683,577	641,647
Other reserves	1,114,568	1,329,126	182,090
Retained earnings	1,722,157	4,302,177	589,396

Equity attributable to equity shareholders of the Company	9,168,195	10,314,974	1,413,146
Non-controlling interests	23,022	40,548	5,555
Total equity	9,191,217	10,355,522	1,418,701

LIABILITIES
Non-current liabilities
Contract liabilities	40,954	35,145	4,815
Loans and borrowings	6,533	4,310	590
Other payables	12,411	59,842	8,198
Lease liabilities	797,986	1,903,137	260,729
Deferred income	29,229	34,983	4,793

	887,113	2,037,417	279,125

Current liabilities
Contract liabilities	324,028	323,292	44,291
Loans and borrowings	726	566,955	77,673
Trade and other payables	3,389,826	3,943,988	540,324
Lease liabilities	447,319	635,357	87,044
Deferred income	6,644	5,376	737
Current taxation	238,436	252,221	34,554

	4,406,979	5,727,189	784,623

Total liabilities	5,294,092	7,764,606	1,063,748

Total equity and liabilities	14,485,309	18,120,128	2,482,449

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands, except for per ordinary share and per ADS data)

	Three months ended December 31,			Twelve months ended December 31,
	2023	2024		2023	2024
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
Revenue	3,841,313	4,712,705	645,638	13,838,797	16,994,025	2,328,172
Cost of sales	(2,183,972)	(2,495,407)	(341,869)	(8,140,366)	(9,356,965)	(1,281,899)

Gross profit	1,657,341	2,217,298	303,769	5,698,431	7,637,060	1,046,273
Other income	5,556	3,570	489	22,617	21,595	2,959
Selling and distribution expenses	(722,225)	(1,000,985)	(137,134)	(2,281,080)	(3,519,534)	(482,174)
General and administrative expenses	(187,137)	(276,870)	(37,931)	(677,394)	(931,651)	(127,636)
Other net income	20,152	36,242	4,965	62,361	114,696	15,713
(Credit loss)/Reversal of credit loss on trade and other receivables	(3,746)	(7,095)	(972)	2,708	2,469	338
Impairment loss on non-current assets	(4,547)	(3,742)	(513)	(7,995)	(8,846)	(1,212)

Operating profit	765,394	968,418	132,673	2,819,648	3,315,789	454,261
Finance income	54,603	18,999	2,603	204,510	118,672	16,258
Finance costs	(13,721)	(35,093)	(4,808)	(43,479)	(92,915)	(12,729)

Net finance income/(cost)	40,882	(16,094)	(2,205)	161,031	25,757	3,529
Share of profit of equity-accounted investees, net of tax	268	3,676	504	268	5,986	820

Profit before taxation	806,544	956,000	130,972	2,980,947	3,347,532	458,610
Income tax expense	(168,742)	(146,272)	(20,039)	(706,952)	(712,104)	(97,558)

Profit for the period	637,802	809,728	110,933	2,273,995	2,635,428	361,052

Attributable to:
Equity shareholders of the Company	635,814	805,693	110,379	2,253,241	2,617,560	358,604
Non-controlling interests	1,988	4,035	554	20,754	17,868	2,448

Earnings per share for ordinary shares
– Basic	0.51	0.65	0.09	1.81	2.11	0.29
– Diluted	0.51	0.65	0.09	1.80	2.10	0.29

Earnings per ADS (Each ADS represents 4 ordinary shares)
– Basic	2.04	2.60	0.36	7.24	8.44	1.16
– Diluted	2.04	2.60	0.36	7.20	8.40	1.15

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (CONTINUED)

(Expressed in thousands)

	Three months ended December 31,			Twelve months ended December 31,
	2023	2024		2023	2024
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
Profit for the period	637,802	809,728	110,933	2,273,995	2,635,428	361,052

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(14,624)	3,420	469	22,328	19,128	2,621

Other comprehensive (loss)/income for the period	(14,624)	3,420	469	22,328	19,128	2,621

Total comprehensive income for the period	623,178	813,148	111,402	2,296,323	2,654,556	363,673

Attributable to:
Equity shareholders of the Company	621,230	812,694	111,340	2,274,903	2,635,833	361,108
Non-controlling interests	1,948	454	62	21,420	18,723	2,565

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

(Expressed in thousands, except for per share, per ADS data and percentages)

	Three months ended December 31,			Twelve months ended December 31,
	2023 (Unaudited)	2024 (Unaudited)		2023 (Unaudited)	2024 (Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of profit for the period to adjusted net profit:
Profit for the period	637,802	809,728	110,933	2,273,995	2,635,428	361,052

Add back:
Equity-settled share-based payment expenses	22,663	(17,206)	(2,357)	82,734	85,184	11,670

Adjusted net profit	660,465	792,522	108,576	2,356,729	2,720,612	372,722

Adjusted net margin	17.2%	16.8%	16.8%	17.0%	16.0%	16.0%

Attributable to:
Equity shareholders of the Company	658,477	788,300	107,998	2,335,975	2,702,191	370,198
Non-controlling interests	1,988	4,222	578	20,754	18,421	2,524

Adjusted net earnings per share(1)
– Basic	0.53	0.64	0.09	1.88	2.18	0.30
– Diluted	0.53	0.64	0.09	1.87	2.17	0.30

Adjusted net earnings per ADS (Each ADS represents 4 ordinary shares)
– Basic	2.12	2.56	0.35	7.52	8.72	1.19
– Diluted	2.12	2.56	0.35	7.48	8.68	1.19

Reconciliation of adjusted net profit for the period to adjusted EBITDA:
Adjusted net profit	660,465	792,522	108,576	2,356,729	2,720,612	372,722

Add back:
Depreciation and amortization	152,373	253,304	34,703	464,245	808,694	110,791
Finance costs	13,721	35,093	4,808	43,479	92,915	12,729
Income tax expense	168,742	146,272	20,039	706,952	712,104	97,558

Adjusted EBITDA	995,301	1,227,191	168,126	3,571,405	4,334,325	593,800

Adjusted EBITDA margin	25.9%	26.0%	26.0%	25.8%	25.5%	25.5%

Note:

(1)	Adjusted basic and diluted net earnings per share are computed by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Expressed in thousands, except for percentages)

	Three months ended December 31,				Twelve months ended December 31,
	2023	2024		YoY	2023	2024		YoY
	RMB’000	RMB’000	US$’000		RMB’000	RMB’000	US$’000
Revenue
MINISO Brand	3,649,667	4,428,593	606,715	21.3%	13,119,746	16,002,565	2,192,343	22.0%
– Mainland China	2,155,704	2,296,877	314,671	6.5%	8,414,730	9,328,231	1,277,963	10.9%
– Overseas	1,493,963	2,131,716	292,044	42.7%	4,705,016	6,674,334	914,380	41.9%
TOP TOY Brand	188,178	282,808	38,745	50.3%	679,709	983,525	134,742	44.7%
Others(1)	3,468	1,304	178	(62.4)%	39,342	7,935	1,087	(79.8)%

	3,841,313	4,712,705	645,638	22.7%	13,838,797	16,994,025	2,328,172	22.8%

Note:

(1)	“Others” refers to revenue generated from other operating segments such as “WonderLife”, which was a secondary brand targeting on lower-tier cities in mainland China, aggregated and presented as “others”. As the MINISO brand increasingly penetrated into lower-tier cities in mainland China, “WonderLife” has become marginalized.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

NUMBER OF MINISO STORES IN MAINLAND CHINA

	As of
	December 31, 2023	December 31, 2024	YoY
By City Tiers
First-tier cities	522	587	65
Second-tier cities	1,617	1,822	205
Third – or lower-tier cities	1,787	1,977	190

Total	3,926	4,386	460

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

NUMBER OF MINISO STORES IN OVERSEAS MARKETS

	As of
	December 31, 2023	December 31, 2024	YoY
By Regions
Asia excluding China	1,333	1,611	278
North America	172	350	178
Latin America	552	637	85
Europe	231	295	64
Others	199	225	26

Total	2,487	3,118	631